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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K
                     [X] Form 10-Q  [_] Form N-SAR

     For Period Ended:       January 29, 1995

     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -------------------------------------------

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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                      N/A
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PART I--REGISTRANT INFORMATION

Datametrics Corporation
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Full Name of Registrant

                                      N/A
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Former Name if Applicable

21135 Erwin Street
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Address of Principal Executive Office (Street and Number)

Woodland Hills, California 91367
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City, State and Zip Code

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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]    (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company's $3,000,000 bank revolving credit facility expired on January 31, 1995. The Company is currently in negotiations with several other banks to replace the former line of credit. The foregoing negotiations, together with several other business matters of the Company, have diverted a significant amount of dedicated management time which otherwise would have been applied to the preparation of the Company's Quarterly Report on Form 10-Q. The Registrant intends to file its Form 10-Q as promptly as practicable, but in any event within the 5 calendar day extension period provided under this Form 12b-25.
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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

             John J. Van Buren               (818)              598-6200
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the Registrant's significant investment in its commercial color printer technology and lower military-related revenues, management anticipates an approximate $1.575 million loss in the first quarter of fiscal 1995. In the first quarter of fiscal 1994, the Registrant recorded a net loss of $242,000 on sales of $5.6 million.


Datametrics Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: March 14, 1995                     By  /s/ JOHN J. VAN BUREN
      --------------------------------    --------------------------------------
                                             John J. Van Buren
                                             Senior Vice President,
                                             Chief Financial Officer